UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the three months ended March 31, 2026

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Dorchester House,

7 Church Street,

Hamilton,

HM11,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40-F ◻

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as of March 31, 2026 and for the three months ended March 31, 2026 and 2025.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-281870) filed with the U.S. Securities and Exchange Commission on August 30, 2024; and

●	Registration Statement on Form S-8 (Registration No. 333-281879) filed with the U.S. Securities and Exchange Commission on August 30, 2024.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the outcome of the Company’s strategies; fleet expansion and vessel and business acquisitions and divestitures, and the timing and pricing thereof, future drydocking days, drydocking expenses and anticipated installations of scrubbers; sufficiency of liquidity and capital resources; anticipated funds and sources of financing for liquidity needs; the Company’s expectations regarding covenants in financing arrangements; the Company’s expectations regarding foreign exchange risk and credit risks; the Company’s expectations regarding the risk and potential effects of inflation; the potential effects of tariffs, and other foreign policy activities on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine conflict, the Israel-Hamas conflict, attacks against merchant vessels in the Red Sea area, the U.S./Israel-Iran conflict, and related disruptions in the Strait of Hormuz on the shipping industry and the Company; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine conflict (including related sanctions and import bans), the U.S./Israel-Iran conflict or the Israel-Hamas conflict; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or other events; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2025, for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 7, 2026	By:	/s/ John Russell
John Russell
Chief Financial Officer

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K (this “Report”) and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2025. The unaudited interim condensed consolidated financial statements included in this Report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as of March 31, 2026 and for the three months ended March 31, 2026 and 2025. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,200 deadweight tonnes (“dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As of March 31, 2026, we had in operation 26 vessels (including one chartered-in vessel), consisting of 20 MR tankers (19 Eco-Design and one Eco-Mod) ranging in size from 45,000 to 50,200 dwt and six Eco-Design (IMO 2 product / chemical tankers) ranging in size from 25,000 to 37,800 dwt.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels.

We are an integrated shipping company. All of our 25 owned vessels are technically managed by Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us. We have a resolute focus on both high-quality service and efficient operations, and we believe that our expenses are very competitive with those of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, and chemical companies. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of March 31, 2026, our fleet consisted of the following 25 owned vessels, excluding one chartered-in vessel.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag
Ardmore Purpose	Product/Chemical	50,192	2/3	Sept-2020	S. Korea	MI
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-2017	S. Korea	SG
Ardmore Pursuit	Product/Chemical	49,709	2/3	Feb-2017	S. Korea	MI
Ardmore Persistence	Product/Chemical	49,688	2/3	Jan-2017	S. Korea	MI
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-2015	S. Korea	MI
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-2015	S. Korea	MI
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-2015	S. Korea	MI
Ardmore Sealion	Product/Chemical	49,999	2/3	May-2015	S. Korea	MI
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-2014	S. Korea	MI
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-2014	S. Korea	MI
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-2014	S. Korea	MI
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-2014	S. Korea	MI
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-2014	S. Korea	MI
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-2014	S. Korea	MI
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-2013	S. Korea	MI
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sept-2013	S. Korea	MI
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-2013	S. Korea	MI
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-2013	S. Korea	MI
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-2013	S. Korea	MI
Ardmore Defender	Product/Chemical	37,791	2	Feb-2015	S. Korea	MI
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-2015	S. Korea	MI
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-2015	Japan	MI
Ardmore Chinook	Product/Chemical	25,217	2	Jul-2015	Japan	MI
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-2015	Japan	MI
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-2015	Japan	MI
Total		1,122,770

SIGNIFICANT DEVELOPMENTS

Newbuildings

We signed contracts for the construction of two highly-efficient and versatile 40,500 dwt Handysize product/chemical tankers at Wuhu Shipyard, at a price of $44.9 million per vessel, inclusive of approximately $3 million for full IMO2 specification and MarineLine tank coatings. In addition, we are commissioning various performance and safety upgrades. The agreement also includes options to acquire two additional vessels on the same terms. Deliveries are scheduled from late 2028.

Capital Allocation Policy, Including Dividends

We are doubling our dividend payout ratio on our shares of common stock to two-thirds (increased from one-third) of Adjusted earnings. Our Board of Directors declared a cash dividend on May 7, 2026, of $0.39 per common share for the quarter ended March 31, 2026. The dividend will be paid on June 12, 2026, to all shareholders of record on May 29, 2026.

Vessel Sale

We have agreed to the sale of the 2014-built Ardmore Engineer for $35.5 million. The vessel is expected to be delivered to the buyer in June 2026. Effective March 31, 2026 the vessel was classified as held for sale.

Geopolitical Conflicts

Geopolitical tensions cause volatility in the market. The recent U.S./Israel-Iran conflict has significantly disrupted shipping transits via the Strait of Hormuz, a major oil and gas trade route, and the conflict has widened across the Middle East, increasing security concerns and uncertainty. Notably, none of our vessels have been detained in the Strait of Hormuz since the commencement of hostilities between the U.S./Israel and Iran. In addition, the conflict in Ukraine has significantly increased tanker demand and rates by reordering global oil trading patterns. Changes in or resolution of these conflicts may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

Since mid-December 2023 Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea. As a result of these attacks, many shipping companies have routed their vessels away from transiting the Red Sea, which has affected trading patterns, rates, and expenses. Although these vessel attacks decreased in the first quarter of 2025, Houthi activity levels remain uncertain. The U.S. military operation in Venezuela, including the U.S.’ recent seizures of certain sanctioned oil tankers calling on Venezuelan ports, has similarly added uncertainty in that region.

Further escalation or expansion of international hostilities could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services, and our business, results of operations, financial condition, and cash flows.

Geopolitical and Economic Uncertainty

Governments continue to take actions to implement new or increased tariffs on foreign imports and port fees. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Please see “Item 3. Key Information--Risk Factors” in our Annual Report on Form 20-F for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects. We use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable, as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows Ardmore to evaluate its revenue on a consistent basis, regardless of whether Ardmore chooses to employ its vessels on voyage charters or time charters. Our calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non-GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statements of Operations for the Three Months Ended March 31, 2026 and March 31, 2025

The following table presents our operating results for the three months ended March 31, 2026 and March 31, 2025.

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2026	March 31, 2025	Variance	Variance (%)
Revenue, net	$87,916	73,996	13,920	19%

Voyage expenses	(25,927)	(31,032)	5,105	16%
Vessel operating expenses	(17,808)	(15,196)	(2,612)	(17%)
Time charter-in
Operating expense component	(496)	(3,039)	2,543	84%
Vessel lease expense component	(456)	(2,796)	2,340	84%
Depreciation	(9,384)	(7,653)	(1,731)	(23%)
Amortization of deferred drydock expenditures	(1,845)	(923)	(922)	(100%)
General and administrative expenses
Corporate	(5,184)	(4,950)	(234)	(5%)
Commercial and chartering	(1,233)	(1,237)	4	0%
Interest expense and finance costs	(2,089)	(935)	(1,154)	(123%)
Interest income	194	108	86	80%
Net Income before taxes	23,688	6,343	17,345	273%
Income tax	(55)	(26)	(29)	(112%)
Loss from equity method investments	(50)	(64)	14	22%
Net Income	$23,583	6,253	17,330	277%
Preferred dividends	-	(629)	629	100%
Net Income attributable to common stockholders	$23,583	5,624	17,959	319%

Revenue. Revenue for the three months ended March 31, 2026, was $87.9 million, an increase of $13.9 million from $74.0 million for the three months ended March 31, 2025. Our average number of operating vessels was 26.0 for the three months ended March 31, 2026, consistent with 26.0 for the three months ended March 31, 2025.

We had 1,629 spot revenue days for the three months ended March 31, 2026, as compared to 1,995 for the three months ended March 31, 2025. We had 21 vessels employed directly in the spot market as of March 31, 2026, as compared to 25 vessels as of March 31, 2025. While there was a decrease in spot revenue days, increases in spot charter rates resulted in a net increase in revenue of $4.2 million for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025.

We had four product tankers and one chemical tanker employed under time charters as of March 31, 2026, compared to one product tanker and no chemical tankers as of March 31, 2025. We had 585 revenue days derived from time charters for the three months ended March 31, 2026, as compared to 90 revenue days for the three months ended March 31, 2025. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $9.7 million for the three months ended March 31, 2026.

Voyage Expenses. Voyage expenses were $25.9 million for the three months ended March 31, 2026, a decrease of $5.1 million from $31.0 million for the three months ended March 31, 2025. The decrease is primarily due to a reduction in bunker consumption from fewer spot days, partially offset by an increase in fuel prices.

TCE Rate. The average TCE rate for our fleet was $28,686 per day for the three months ended March 31, 2026, an increase of $8,144 per day from $20,542 per day for the three months ended March 31, 2025. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $17.8 million for the three months ended March 31, 2026, an increase of $2.6 million from $15.2 million for the three months ended March 31, 2025. The increase is due to the addition of three vessels to the Ardmore fleet during the third quarter of 2025 and the timing of vessel operating expenses between quarters. Vessel operating expenses can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $1.0 million for the three months ended March 31, 2026, a decrease of $4.8 million from $5.8 million for the three months ended March 31, 2025. This decrease is a result of us having one chartered-in vessel during the three months ended March 31, 2026, compared to four during the three months ended March 31, 2025. Total charter hire expenses in the first quarter of 2026 were comprised of an operating expense component of $0.5 million and a vessel lease expense component of $0.5 million (March 31, 2025: $3.0 million and $2.8 million, respectively).

Depreciation. Depreciation expense for the three months ended March 31, 2026 was $9.4 million, an increase of $1.7 million from $7.7 million for the three months ended March 31, 2025. This increase is primarily attributable to the addition of three vessels to the Ardmore fleet during the third quarter of 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2026 was $1.8 million, an increase of $0.9 million from $0.9 million for the three months ended March 31, 2025 due to increased drydocking activity compared to the previous period. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate general and administrative expenses for the three months ended March 31, 2026 were $5.2 million, generally consistent with $5.0 million for the three months ended March 31, 2025.

General and Administrative Expenses: Commercial and Chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2026 were $1.2 million, in line with $1.2 million for the three months ended March 31, 2025.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended March 31, 2026 were $2.1 million, an increase of $1.2 million from $0.9 million for the three months ended March 31, 2025. The increase was due to drawdowns made on our revolving credit facilities to finance the purchase of three MR tankers during the third quarter of 2025. In addition, amortization of deferred finance fees for the three months ended March 31, 2026 was $0.2 million, generally consistent with $0.3 million for the three months ended March 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, and capital raised through financing transactions. As of March 31, 2026, we had $283.7 million in liquidity available, including cash and cash equivalents of $47.2 million (December 31, 2025: $46.8 million) and amounts available and undrawn under our revolving credit facilities of $236.5 million (December 31, 2025: $225.4 million).

We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, operating lease payments, quarterly common stock cash dividends, as well as funding our other working capital requirements.

Our short-term and spot charters contribute to the volatility of our net operating cash flows, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, finance leases, and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and capital expenditures.

Our credit facilities are described in Notes 4 (“Debt”) to our unaudited interim condensed consolidated financial statements included in this report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless a default is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants.

Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of March 31, 2026, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities require us to make interest payments based on the Secured Overnight Financing Rate (“SOFR”). Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure when we consider it economically advantageous to do so. We currently do not have any interest rate swaps in place.

CASH FLOW DATA

Cash Flow Data for the Three Months Ended March 31, 2026 and March 31, 2025

CASH FLOW DATA	Three Months Ended
In thousands of U.S. Dollars	March 31, 2026	March 31, 2025
Net cash provided by operating activities	$29,405	26,257
Net cash (used in) investing activities	$(1,729)	(3,582)
Net cash (used in) financing activities	$(27,307)	(22,216)

Cash provided by operating activities

For the three months ended March 31, 2026, net cash provided by operating activities was $29.4 million compared to net cash provided by operating activities of $26.3 million for the three months ended March 31, 2025. The change in net cash provided by operating activities was primarily due to higher net income of $23.6 million for the three months ended March 31, 2026 compared with $6.3 million for the three months ended March 31, 2025. Non-cash items resulted in an inflow of $12.0 million, which was partially offset by drydock payments of $1.4 million, and working capital changes resulted in an outflow of $4.8 million during the three months ended March 31, 2026. Non-cash items resulted in an inflow of $9.6 million, which was primarily offset by drydock payments of $1.5 million, and working capital changes resulted in an inflow of $11.9 million during the three months ended March 31, 2025.

Cash (used in) investing activities

For the three months ended March 31, 2026, net cash used in investing activities was $1.7 million. Payments for the acquisition of vessels and vessel equipment were $1.0 million. Advances for vessel equipment were $0.6 million and payments for other non-current assets were $0.1 million. For the three months ended March 31, 2025, net cash used in investing activities was $3.6 million. Payments for the acquisition of vessels and vessel equipment were $2.4 million. Advances for vessel equipment and payments for other non-current assets were $1.3 million.

Cash (used in) financing activities

For the three months ended March 31, 2026, net cash used in financing activities was $27.3 million. Repayments of revolving credit facilities were $30.0 million and drawdowns under revolving credit facilities totaled $6.4 million. Payment of cash dividends on our shares of common stock was $3.7 million. For the three months ended March 31, 2025, net cash used in financing activities was $22.2 million. Repayments under revolving credit facilities totaled $43.3 million, and drawdowns under revolving credit facilities were $25.0 million. Payments of cash dividends on our shares of common stock were $3.2 million and dividend payments on shares of our Series A Redeemable Preferred Stock (which was redeemed in full during the three months ended December 31, 2025) were $0.6 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels as of March 31, 2026 is as follows:

	For the Years Ending December 31,
	2026(1)	2027	2028	2029
Number of scheduled vessels in drydock (excluding in-water surveys)	—	3	7	1

We aim to continue staggering drydockings across the fleet. As our fleet matures, our drydocking expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys are a component of our vessel operating expenses.

(1)    Nine-month period ending December 31, 2026

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no significant changes to these estimates and assumptions during the three months ended March 31, 2026.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydocking, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydocking and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. We also periodically consider and monitor the need for fuel hedging to manage the risk associated with the unpredictable and fluctuating nature of the price and supply of fuel.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro and Singapore Dollar) and, as a result, there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows, financial condition and results of operations. We did not enter into any derivative contracts to manage foreign exchange risk during the three months ended March 31, 2026.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure when we consider it economically advantageous to do so.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient and suitable liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting cash flows arising from and expenses relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead, and the servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN AMRO and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors, and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform evaluations of these charterers for credit risk, including credit concentration risk. As of March 31, 2026, our 26 vessels in operation (including one chartered-in vessel) were employed with 15 different charterers.

Inflation

In recent years, inflation has been a significant factor in the global economy, and inflationary pressures have resulted in increased operating, voyage (including bunkers) and general and administrative costs. Inflationary pressures could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Inflationary pressures may continue or increase as a result of global macroeconomic conditions, which may be impacted by geopolitical factors beyond our control. For example, the U.S./Israel-Iran conflict and related disruptions in the Strait of Hormuz are adversely affecting world economies, and the imposition of new or increased tariffs on foreign imports, some of which activities have resulted in retaliatory tariffs being levied on goods and commodities, may trigger an escalation of trade wars and could cause inflation to increase. Please see “Significant Developments - Geopolitical and Economic Uncertainty” in this Report for information about risks to us and our business relating to tariffs.

Geopolitical Factors

Please see “Significant Developments - Geopolitical Conflicts” in this Report for information about risks to us and our business relating to the ongoing conflict in Ukraine, the Israel-Hamas conflict, the U.S./Israel-Iran conflict and geopolitical and economic uncertainty, including tariffs and port fees.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As of March 31, 2026 and December 31, 2025

	As of
In thousands of U.S. Dollars, except as indicated	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	47,214	46,845
Receivables, net of allowance for bad debts of $1.3 million (2025: $1.3 million)	52,780	47,537
Prepaid expenses and other assets	4,660	3,687
Advances and deposits	5,548	4,869
Inventories	13,039	8,912
Vessel held for sale	22,944	—
Total current assets	146,185	111,850

Non-current assets
Investments and other assets, net	4,941	4,983
Vessels and vessel equipment, net	607,939	638,123
Deferred drydock expenditures, net	24,151	27,068
Deferred finance fees, net	4,701	4,920
Operating lease, right-of-use asset	1,685	1,780
Total non-current assets	643,417	676,874

TOTAL ASSETS	789,602	788,724

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	12,249	5,066
Accrued expenses and other liabilities	15,742	18,585
Deferred revenue	1,452	1,598
Current portion of operating lease obligations	585	598
Total current liabilities	30,028	25,847

Non-current liabilities
Non-current portion of long-term debt	103,359	127,000
Non-current portion of operating lease obligations	1,161	1,272
Other non-current liabilities	268	268
Total non-current liabilities	104,788	128,540

TOTAL LIABILITIES	134,816	154,387

Stockholders’ equity
Common stock	444	443
Additional paid in capital	479,149	478,619
Treasury stock	(33,524)	(33,524)
Retained earnings	208,717	188,799
Total stockholders’ equity	654,786	634,337

Total redeemable preferred stock and stockholders’ equity	654,786	634,337

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	789,602	788,724

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For three months ended March 31, 2026 and March 31, 2025

	Three Months Ended
In thousands of U.S. Dollars except share and per share data	March 31, 2026	March 31, 2025
Revenue, net	87,916	73,996

Voyage expenses	(25,927)	(31,032)
Vessel operating expenses	(17,808)	(15,196)
Time charter-in
Operating expense component	(496)	(3,039)
Vessel lease expense component	(456)	(2,796)
Depreciation	(9,384)	(7,653)
Amortization of deferred drydock expenditures	(1,845)	(923)
General and administrative expenses
Corporate	(5,184)	(4,950)
Commercial and chartering	(1,233)	(1,237)
Interest expense and finance costs	(2,089)	(935)
Interest income	194	108

Net Income before taxes	23,688	6,343

Income tax	(55)	(26)
Loss from equity method investments	(50)	(64)
Net Income	23,583	6,253

Preferred dividends	—	(629)

Net Income attributable to common stockholders	23,583	5,624

Earnings per share, basic	0.58	0.14
Weighted average number of shares outstanding, basic	40,752,969	40,472,079
Earnings per share, diluted	0.58	0.14
Weighted average number of shares outstanding, diluted	40,857,533	40,620,908

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the three months ended March 31, 2026 and 2025

	Redeemable Preferred				Additional
	Stock		Common Stock		paid in	Treasury	Retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	stock	earnings	TOTAL
Balance as of January 1, 2025	30	27,782	40,455	440	475,812	(33,524)	164,914	607,642
Issue of common stock	—	—	169	2	(2)	—	—	—
Share-based compensation	—	—	—	—	647	—	—	647
Preferred dividend	—	—	—	—	—	—	(629)	(629)
Common dividends	—	—	—	—	—	—	(3,236)	(3,236)
Net income	—	—	—	—	—	—	6,253	6,253
Balance as of March 31, 2025	30	27,782	40,624	442	476,458	(33,524)	167,301	610,677

Balance as of January 1, 2026	—	—	40,731	443	478,619	(33,524)	188,799	634,337
Issue of common stock	—	—	71	1	(1)	—	—	—
Share-based compensation	—	—	—	—	531	—	—	531
Common dividends	—	—	—	—	—	—	(3,666)	(3,666)
Net income	—	—	—	—	—	—	23,583	23,583
Balance as of March 31, 2026	—	—	40,802	444	479,149	(33,524)	208,717	654,786

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2026 and 2025

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2026	March 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	23,583	6,253
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,384	7,653
Amortization of deferred drydock expenditures	1,845	923
Share-based compensation	531	647
Amortization of deferred finance fees	220	269
Operating lease ROU - lease liability, net	(30)	35
Loss from equity method investments	50	64
Deferred drydock payments	(1,398)	(1,454)
Changes in operating assets and liabilities:
Receivables	(5,241)	13,130
Prepaid expenses and other assets	(974)	(757)
Advances and deposits	(679)	(460)
Inventories	(4,127)	118
Accounts payable	6,423	1,270
Accrued expenses and other liabilities	(36)	(1,149)
Deferred revenue	(146)	(285)
Net cash provided by operating activities	29,405	26,257

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of vessels and vessel equipment, including deposits	(1,024)	(2,385)
Advances for vessel equipment	(639)	(1,151)
Payments for other non-current assets	(66)	(46)
Net cash (used in) investing activities	(1,729)	(3,582)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net	6,359	25,000
Repayments on revolving facilities	(30,000)	(43,337)
Payment of common share dividends	(3,666)	(3,236)
Payment of preferred share dividends	—	(643)
Net cash (used in) financing activities	(27,307)	(22,216)

Net increase in cash and cash equivalents	369	459

Cash and cash equivalents at the beginning of the year	46,845	46,988

Cash and cash equivalents at the end of the period	47,214	47,447

Cash paid during the period for interest in respect of debt	1,875	829
Cash paid during the period for operating lease liabilities (offices)	158	228
Cash paid during the period for operating lease liabilities (time charter-in contracts)	—	3,404
Non-cash financing activity: Accrued preferred dividends	—	419
Non-cash investing activity. Movement in accruals and accounts payable during the period in respect of drydocks and scrubber systems	1,460	(3,009)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and March 31, 2025

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company operates its business in one operating segment: the transportation of refined petroleum products and chemicals. As of March 31, 2026, the Company had 25 owned vessels and one chartered-in vessel in operation. The average age of the Company’s owned fleet as of March 31, 2026 was 11.1 years.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of March 31, 2026, ASC had (a) 67 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to a majority of the ASC fleet, and (c) a 10% equity stake in Element 1 Corp (“E1”).

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2025 Annual Report on Form 20-F, filed with the SEC on March 6, 2026. The condensed consolidated balance sheet as of December 31, 2025 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and March 31, 2025

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies during the three months ended March 31, 2026 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2025. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2025.

2. Business and Segment Reporting

The Company primarily engages in the ocean transportation of petroleum and chemical products internationally through its fleet of tankers. These tankers are not bound to specific ports or schedules, allowing them to respond to market opportunities by moving between trade lanes and geographical areas. The Company charters its vessels to its customers through a combination of spot and time-charter arrangements, with the majority of its revenue generated from spot voyages, which typically last less than three months.

The chief operating decision maker (“CODM”) reviews overall operating results on a fleet-wide basis using time charter equivalent rates (“TCE”) and consolidated expenses. When the Company charters-out a vessel, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions and certain operational-related constraints), making the disclosure of geographic information impracticable. The Company operates under one reportable segment for its vessel operations, based on how internally reported financial information is reviewed by the CODM to analyze performance, make decisions and allocate resources.

The accounting policies of the vessel operations segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. The Company does not have intra-entity sales or transfers.

The Company’s CODM is the senior management team that includes the chief executive officer, president, chief financial officer, chief operating officer, and the senior vice president and senior director of corporate services.

The CODM uses consolidated net income to analyze income generated by the Company’s assets and how to allocate the corresponding cash flow according to the Company’s capital and resources focusing on maintaining the Company’s fleet, deleveraging, pursuing accretive growth opportunities, and returning capital to shareholders.

The CODM monitors budget versus actual results and the results of publicly reported competitors to assess the performance of the segment and establish a basis for management’s discretionary compensation.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and March 31, 2025

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock. The Company holds one board seat out of five, resulting in 20% voting rights at the board level and thus an ability to exercise significant influence on E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”).

The Company records its share of earnings and losses in its investment in E1 on a quarterly basis, with an aggregate loss of $0.1 million recognized during the three months ended March 31, 2026 (2025: $0.1 million).

The Company recorded an investment of $4.1 million, which is included in investments and other assets, net in the condensed consolidated balance sheet as of March 31, 2026.

4. Debt

As of March 31, 2026, the Company had two loan facilities (each a revolving credit facility), which it has used primarily to finance vessel acquisitions and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 20 vessels as of March 31, 2026. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of its $15 million Working Capital Facility (as defined below). These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as of March 31, 2026 and December 31, 2025 were as follows:

	As of
In thousands of U.S. Dollars	March 31, 2026	December 31, 2025
$350 million Revolving Credit Facility	97,000	127,000
$15 million Working Capital Facility	6,359	—
Total debt	103,359	127,000
Non-current portion of long-term debt	103,359	127,000

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
In thousands of U.S. Dollars	March 31, 2026
2026(1)	—
2027	—
2028	—
2029	—
2030	6,359
2031	97,000
103,359

(1) Nine-month period ending December 31, 2026

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and March 31, 2025

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.      Debt (continued)

$350 million Revolving Credit Facility

On July 23, 2025, 20 of ASC’s subsidiaries entered into a $350 million revolving credit facility with Nordea Bank AB (publ) (“Nordea”), Skandinaviska Enskilda Banken AB (publ) (“SEB”), ABN AMRO Bank N.V (“ABN”) and Danske Bank A/S (“Danske”) (the “$350 million Revolving Credit Facility”), the proceeds of which were used to refinance 20 vessels. Interest is calculated at a rate of SOFR plus 1.8%. The revolving facility matures in July 2031. As at March 31, 2026, $97.0 million of the revolving credit facility was drawn down, with $227.9 million undrawn.

Former ABN/CACIB Revolving Credit Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest was calculated at SOFR plus 2.5%. Principal repayments on the term loans were made on a quarterly basis, with a balloon payment payable with the final installment. On June 15, 2023, the credit facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. On March 14, 2024, the credit facility was further amended to convert the entire term loan outstanding balance under the facility into the revolving credit facility. The revolving credit facility was prepaid on July 23, 2025 and refinanced with the $350 million Revolving Credit Facility described above, which was accounted for as a modification.

Former Nordea/SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea and SEB (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels financed under lease arrangements. Interest was calculated at a rate of SOFR plus 2.5%. The revolving facility could be drawn down or repaid with five days’ notice. On July 23, 2025, the majority of this revolving credit facility was prepaid and refinanced through the $350 million Revolving Credit Facility. The refinancing was accounted for as a modification. At the date of refinancing, the outstanding balance of $10 million was transferred to the $350 million Revolving Credit Facility.

$15 million Working Capital Facility

On August 20, 2025, the Company entered into an amended sustainability-linked $15 million working capital facility with ABN (the “$15 million Working Capital Facility”) to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.1%. Interest payments are payable on a quarterly basis. The facility matures in August 2030. As of March 31, 2026, $6.4 million of the revolving credit facility was drawn down, with $8.6 million undrawn.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and March 31, 2025

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.      Debt (continued)

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash. The remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of March 31, 2026 was $18.75 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in compliance with all of its long-term debt financial covenants as of March 31, 2026 and December 31, 2025.

5.   Leases

Long Term Operating Leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and the Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months. On March 8, 2024, the Company exercised its option to extend the charter-in period for the Hansa Sealeader by an additional 12 months, starting from July 5, 2024. In April 2024, the Company exercised its options to extend the charter-in period for the Hansa Sealifter and Hansa Sealancer by an additional 12 months, starting from August 17, 2024 and September 1, 2024 respectively.

The Company redelivered the Hansa Sealeader and Hansa Sealifter during the three months ended September 30, 2025. The Hansa Sealancer was redelivered on October 24, 2025.

Chartered-in vessels include both lease and non-lease components. The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel. For time charters-in, the Company has elected to separate lease and non-lease components.

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and March 31, 2025

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

5.   Leases (continued)

Short Term Lease

In March 2025, the Company entered into a charter-in arrangement for a vessel with an initial non-cancellable lease term of twelve months, ending in March 2026. The agreement included an option to extend the charter for an additional three months; however, exercise of the extension option was not considered reasonably certain at lease commencement. Accordingly, the Company elected the short-term lease practical expedient under FASB Accounting Standards Codification 842 — Leases (“ASC 842”) and excluded the lease from recognition of operating lease right-of-use assets and lease liabilities.

A three-month extension was subsequently agreed near the end of the original lease term, extending the charter to August 31, 2026. This extension represents a subsequent change in facts and circumstances and did not affect the Company’s initial lease term assessment under ASC 842.

Lease costs for vessel-related operating leases are recognized as charter hire expense, with lease and non-lease components accounted for separately, on a straight-line basis over the lease term and presented within the condensed consolidated statements of operations. For office operating leases, the Company has elected to combine lease and non-lease components on the condensed consolidated balance sheets and statements of operations.

6.     Share-based Compensation

Time Restricted stock units (“TRSUs”)

Changes in the TRSUs for the three months ended March 31, 2026 are set forth below:

		Weighted average
	Number of	fair value at grant
	TRSUs	date
Balance as of January 1, 2026	206,495	$16.17
TRSUs granted during the three months ended March 31, 2026	116,931	$16.71
TRSUs vested during the three months ended March 31, 2026	(67,375)	$(14.47)
Balance as of March 31, 2026 (none of which are vested)	256,051	$13.29

The total cost related to non-vested TRSU awards expected to be recognized through 2029 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2026(1)	$1,059
2027	1,025
2028	704
2029	109
$2,897
(1)	Nine-month period ending December 31, 2026

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2026 and March 31, 2025

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based Compensation (continued)

Performance-Based Restricted stock units (“PRSUs”)

Changes in the PRSUs for the three months ended March 31, 2026 are set forth below:

No. of PRSUs
Balance as of January 1, 2026	138,144
PRSUs granted during the three months ended March 31, 2026	49,241
PRSUs vested during the three months ended March 31, 2026	—
Balance as of March 31, 2026 (none of which are vested)	187,385

The total cost related to non-vested PRSU awards expected to be recognized through 2029 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2026(1)	$573
2027	571
2028	388
2029	60
$1,592
(1)	Nine-month period ending December 31, 2026

7.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares, respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC.

On December 10, 2024, the Company completed the redemption of 10,000 shares of its Series A Preferred Stock at a redemption value of $10.3 million.

On October 31, 2025 the Company completed the full redemption for all 30,000 remaining outstanding shares of its Series A Preferred Stock, for $30.6 million, which represents the stipulated redemption price of 102% of the liquidation preference per share. As the fair value of the preferred stock redemption was greater than the carrying amount, a loss on extinguishment of $2.2 million was recognized during the year ended December 31, 2025 (2024: $0.7 million).

8.     Subsequent Events

Consistent with the Company’s variable dividend policy, the Board of Directors declared a cash dividend on May 7, 2026, of $0.39 per common share for the quarter ended March 31, 2026. The cash dividend of approximately $15.9 million will be paid on June 12, 2026, to all shareholders of record on May 29, 2026.

In April 2026, the Company signed contracts for the construction of two 40,500 dwt Handysize product/chemical tankers at Wuhu Shipyard, at a price of $44.9 million per vessel. In addition, the Company is commissioning various performance and safety upgrades. The agreement also includes options to acquire two additional vessels on the same terms. Deliveries are scheduled from late 2028.